082-03172





2010 AUG -2 P 2:59



30 July 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

10016086

Dear Sirs

UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED 30 JUNE 2010

Enclosed for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the second quarter ended 30 June 2010.

Yours sincerely,

Linda Hoon
Group Secretary
6878 5311

enc.

LH/et

F:\SECTCORR\DIRSHIPS\DBSH\BDMTG\2010\29 Jul 2010\finance result-ltr.doc

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

News Release

DBS

Ref No. 21/2010

RECEIVED

2010 AUG -2 P 2:59

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DBS SECOND-QUARTER EARNINGS RISE 30% TO SGD 718 MILLION BEFORE GOODWILL IMPAIRMENT

* * *

Results underpinned by broad-based loan growth and customer-driven non-interest income; allowance coverage exceeds 100%

SINGAPORE, 30 July 2010 – DBS Group Holdings recorded net earnings of SGD 718 million for second quarter 2010, before a goodwill impairment charge of SGD 1.02 billion for DBS Hong Kong Limited. The earnings before the one-time charge were up 30% from a year ago and 35% from the previous quarter. Operating trends strengthened further as DBS progressed in its efforts to grow loan market share and customer-driven non-interest income. Allowance coverage exceeded 100% as additional general allowances were taken and asset quality continued to improve. The quarterly earnings were the highest in DBS' history.

Operating trends strengthen

Net interest income remained stable at SGD 1.07 billion. DBS utilised its capital and liquidity position to support customers' financing needs as regional economic conditions strengthened. Loans expanded 9% from the previous quarter from broad-based regional corporate loan demand and from housing loan drawdowns in Singapore

DBS Group Holdings Ltd
6 Shenton Way, DBS Building
Singapore 068809

Tel: 65.6878 8888
www.dbs.com

06-18-025 (08/2005)
Co. Reg. No: 199901152M

and Hong Kong. DBS was also active in supporting corporate customers' financing needs through bond issues.

Net interest margins declined nine basis points from the previous quarter to 1.84%. More than half of the margin decline was due to a shift in the securities portfolio towards higher-quality issues with lower yields. In addition, deposit costs were higher due to competition for USD and HKD funding.

Non-interest income rose 16% from the previous quarter to SGD 748 million. Fee income increased 5% to SGD 358 million. Wealth management fees benefited from increased product sales while credit card revenues increased with higher transaction volumes. Loan syndication fees remained at the previous quarter's strong levels.

Trading income grew 21% from the previous quarter to SGD 278 million. The rise was driven by customer revenues, which grew 45% and accounted for more than half of total trading income. Investment gains doubled to SGD 98 million as there were increased opportunities for profit-taking of debt securities.

Expenses rose 2% from the previous quarter to SGD 717 million. The cost-income ratio was little changed at 40%.

Specific allowances for loans fell from SGD 324 million in the previous quarter to SGD 68 million as asset quality improved. Non-performing assets declined 8% to SGD 3.72 billion due to customer repayments, bringing the non-performing loan rate down from 2.7% to 2.3%. General allowances of SGD 124 million were also set aside in line with loan growth. Cumulative allowances rose to 101% of non-performing assets from 92% in the previous quarter. If collateral was considered, the ratio was 126%.

Return on equity was 11.1% and return on assets was 1.07%, compared with 8.2% and 0.82% respectively in the previous quarter.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No 199901152M

Goodwill impairment has no impact on regulatory capital

A one-time goodwill impairment charge of SGD 1.02 billion was taken during the quarter for DBS Hong Kong Limited. Since the previous review, there have been noticeable and persistent strains in wholesale funding markets, which have driven banks to adjust their funding strategies and liquidity positions. Given these structural changes, there is an increased likelihood that the interest margin compression recently experienced by DBS' operations in the territory will persist.

Taking a balanced view of the different factors driving projected cash flows of DBS Hong Kong Limited, DBS has assessed that it is appropriate to take an impairment charge. The charge reduces the carrying value of DBS Hong Kong to SGD 8.4 billion, equivalent to 2.2 times its book value as at 30 June 2010.

As goodwill was fully deducted from regulatory capital on consolidation, the impairment charge has no impact on DBS' capital adequacy ratios. As such, it does not impede DBS' ability to carry out ongoing business and expand, as well as to pay dividends. Hong Kong remains the anchor for DBS' Greater China operations. DBS has a fundamentally strong franchise in Hong Kong and is implementing initiatives to expand it.

Outlook remains healthy

DBS continues to be well-positioned to participate in Asia's growth. Its liquidity is healthy while its total capital adequacy ratio of 16.5% and a tier-1 ratio of 13.1% remain above regulatory requirements.

DBS CEO Piyush Gupta said, "DBS' core earnings reached a record high this quarter, reflecting the strong growth in underlying drivers in line with our strategic direction. In addition, notwithstanding the goodwill impairment, we remain structurally bullish on prospects for Hong Kong and China, which are integral to the Asia growth

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No 199901152M



story. Hong Kong is the anchor for our Greater China operations, and we will continue to build the business."

The Board declared a dividend of 14 cents a share, unchanged from the previous quarter. The scrip dividend scheme will be applicable to the dividend. New shares will be issued, to shareholders who elect to receive their dividends in scrip, at a price that is at a 5% discount to the average of the last dealt price on each of 20, 23 and 24 August 2010.

About DBS

DBS - Living, Breathing Asia
DBS is one of the largest financial services groups in Asia with operations in 15 markets. Headquartered in Singapore, DBS is a well-capitalised bank with "AA-" and "Aa1" credit ratings that are among the highest in the Asia-Pacific region.

As a bank that specialises in Asia, DBS leverages its deep understanding of the region, local culture and insights to serve and build lasting relationships with its clients. DBS provides the full range of services in corporate, SME, consumer and wholesale banking activities across Asia and the Middle East. The bank is committed to expanding its pan-Asia franchise by leveraging its growing presence in mainland China, Hong Kong and Taiwan to intermediate the increasing trade and investment flows between these markets. Likewise, DBS is focused on extending its end-to-end services to facilitate capital within fast-growing countries in Indonesia and India.

DBS acknowledges the passion, commitment and can-do spirit in each of its 14,000 staff, representing over 30 nationalities. For more information, please visit www.dbs.com.

[End]

For more information, contact:

Karen Ngui
Group Strategic Marketing & Communications
DBS Bank
Email: karennqui@dbs.com
Tel: (65) 6878 3008
Fax: (65) 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No 199901152M

RECEIVED
2010 AUG -2 P 2:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the second quarter ended 30 June 2010.

For the second quarter of 2010, the Directors have declared an interim one-tier tax-exempt dividend of 14 cents (second quarter 2009: 14 cents) for each DBSH non-voting convertible preference share ("CPS") and each DBSH non-voting redeemable CPS, and an interim one-tier tax-exempt dividend of 14 cents (second quarter 2009: 14 cents) for each DBSH ordinary share. The DBSH Scrip Dividend Scheme will be applied to these dividends.

The DBSH shares will be quoted ex-dividend on 20 August 2010. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 25 August 2010. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on 24 August 2010 will be registered to determine shareholders' entitlement to the second quarter 2010 dividend.

The issue price for new shares to be allotted to shareholders who have elected to receive the second quarter 2010 dividend in scrip shall be the average of the last dealt prices of each DBSH ordinary share on the Singapore Exchange Securities Trading Limited for each of 20, 23 and 24 August 2010, to which a discount of 5% shall be applied.

The payment date for cash dividends / crediting of shares is 13 October 2010. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the second quarter 2010 one-tier tax-exempt dividend will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders, either in cash or by crediting the securities accounts of shareholders with the relevant shares.

A separate announcement which will outline further administrative details on the application of the DBSH Scrip Dividend Scheme to the second quarter 2010 dividend will be made in due course.

By order of the Board

Linda Hoon
Group Secretary

29 July 2010
Singapore

More information on the above announcement is available at www.dbs.com/investor



Performance Summary

Unaudited Financial Results
For the First Half / Second Quarter ended
30 June 2010

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents **Page**

OVERVIEW
DBS Group Holdings Ltd ("DBSH") prepares its condensed consolidated DBSH Group ("Group") interim financial statements in accordance with Singapore Financial Reporting Standard ("FRS") No. 34 Interim Financial Reporting, as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. The accounting policies and methods of computation applied for the current financial periods are consistent with those applied for the financial year ended 31 December 2009, with the exception of the adoption of new or revised FRS and Interpretations to FRS ("INT FRS").

On 1 January 2010, the Group adopted the following new or revised FRS and INT FRS that are issued by the Accounting Standard Council (ASC), and are relevant for the Group.

- FRS 27 Consolidated and Separate Financial Statements
- FRS 103 Business Combinations
- FRS 39 (Amendments) Financial Instruments: Recognition and Measurement
  - Eligible Hedged Items
  - Embedded Derivatives
- FRS 102 (Amendments) Share-Based Payment – Group Cash-settled Share-based Payment Transactions
- INT FRS 109 (Amendments): Reassessment of Embedded Derivatives
- INT FRS 117: Distributions of Non-cash Assets to Owners
- Improvements to FRSs

Refer to page 27 for more information.

	2nd Qtr 2010	2nd Qtr 2009	% chg	1st Qtr 2010	% chg	1st Half 2010	1st Half 2009	% chg
Selected income statement items ($m)								
Net interest income	1,067	1,112	(4)	1,066	-	2,133	2,188	(3)
Net fee and commission income	358	358	-	341	5	699	675	4
Other non-interest income	390	322	21	306	27	696	591	18
Total income	1,815	1,792	1	1,713	6	3,528	3,454	2
Expenses	717	631	14	702	2	1,419	1,269	12
Profit before allowances	1,098	1,161	(5)	1,011	9	2,109	2,185	(3)
Allowances for credit and other losses	204	466	(56)	355	(43)	559	880	(36)
Profit before tax	919	708	30	678	36	1,597	1,338	19
Net profit	718	552	30	532	35	1,250	1,008	24
Goodwill charges	(1,018)	-	NM	-	NM	(1,018)	-	NM
One-time items [1/]	-	-	-	-	-	-	(23)	NM
Net (loss)/profit including goodwill charges and one-time items	(300)	552	NM	532	NM	232	985	(76)
Selected balance sheet items ($m)								
Customer loans [2/]	146,070	127,970	14	133,908	9	146,070	127,970	14
Interbank assets [3/]	21,846	35,204	(38)	18,672	17	21,846	35,204	(38)
Total assets	276,250	262,948	5	262,036	5	276,250	262,948	5
Customer deposits [4/]	183,929	179,033	3	181,560	1	183,929	179,033	3
Total liabilities	246,522	234,274	5	231,716	6	246,522	234,274	5
Shareholders' funds	25,616	24,465	5	26,183	(2)	25,616	24,465	5
Key financial ratios (%) (excluding goodwill charges and one-time items) [5/]								
Net interest margin	1.84	2.01		1.93		1.88	2.01	
Non-interest/total income	41.2	37.9		37.8		39.5	36.7	
Cost/income ratio	39.5	35.2		41.0		40.2	36.7	
Return on assets	1.07	0.82		0.82		0.93	0.78	
Return on equity [6/]	11.08	9.10		8.24		9.80	8.52	
Loan/deposit ratio	79.4	71.5		73.8		79.4	71.5	
NPL ratio	2.3	2.8		2.7		2.3	2.8	
Specific allowances (loans)/average loans (bp)	19	83		97		56	77	
Tier 1 capital adequacy ratio	13.1	12.6		13.4		13.1	12.6	
Total capital adequacy ratio	16.5	16.2		17.1		16.5	16.2	

	2nd Qtr 2010	2nd Qtr 2009	1st Qtr 2010	1st Half 2010	1st Half 2009
Per share data ($)					
Per basic share					
– earnings excluding one-time items and goodwill charges	1.25	0.96	0.92	1.09	0.91
– earnings	0.80	0.96	0.92	0.64	0.90
– net book value 6/ 7/	10.88	10.45	11.20	10.88	10.45
Per diluted share					
– earnings excluding one-time items and goodwill charges	1.20	0.93	0.89	1.04	0.88
– earnings	0.78	0.93	0.89	0.62	0.87
– net book value 6/ 7/	10.68	10.27	10.99	10.68	10.27

Notes:
1/ One-time items include impairment charges for Thai investment
2/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet
3/ Includes interbank assets classified as financial assets at fair value through profit or loss on the balance sheet
4/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
5/ Return on assets, return on equity, specific allowances (loan)/average loan and per share data for the quarters are computed on an annualised basis
6/ Minority interests are not included as equity in the computation of net book value and return on equity
7/ Takes into account 15.8 million shares to be issued on 8 July 2010 pursuant to the Scrip Dividend Scheme
NM Not Meaningful

Second-quarter net profit before a goodwill impairment charge rose 35% from the previous quarter to $718 million, a quarterly record. Operating trends continued to strengthen. There was broad-based loan growth while non-interest income increased from higher customer flows. Allowance coverage exceeded 100% as additional general allowances were set aside and asset quality improved further.

Net interest income was stable from the previous quarter at $1.07 billion. Loans rose 9% from corporate borrowings across the region and housing loan drawdowns in Singapore and Hong Kong. Net interest margin fell nine basis points to 1.84%.

Higher non-interest income resulted in an overall revenue increase of 6% from the previous quarter. Net fee income rose on better wealth management and credit card revenues, while trading income benefited from higher customer flows.

Expenses of $717 million were 2% higher than the previous quarter. The cost-income ratio was little changed at 40%.

The non-performing loan rate improved from 2.7% in the previous quarter to 2.3% due to customer repayments. Allowances of $204 million were significantly below the previous quarter as specific allowances fell. General allowances increased in line with loan growth. Allowance coverage of non-performing assets improved to 101% and to 126% if collateral was considered.

Compared to a year ago, net profit before a one-time charge was 30% higher due mainly to lower allowance charges.

Return on assets was 1.07% while return on equity was 11.1%. Both ratios were better than the previous quarter.

The total capital adequacy ratio stood at 16.5% with tier-1 at 13.1%.

A one-time goodwill impairment charge of $1.02 billion was taken for DBS Bank (Hong Kong) Limited to reflect heightened deposit competition. The charge has no impact on DBS' ability to carry out ongoing business or pay dividends as goodwill was deducted from regulatory capital on consolidation.

NET INTEREST INCOME

Average balance sheet	2nd Qtr 2010 Average balance ($m)	2nd Qtr 2010 Interest ($m)	2nd Qtr 2010 Average rate (%)	2nd Qtr 2009 Average balance ($m)	2nd Qtr 2009 Interest ($m)	2nd Qtr 2009 Average rate (%)	1st Qtr 2010 Average balance ($m)	1st Qtr 2010 Interest ($m)	1st Qtr 2010 Average rate (%)
Interest-bearing assets									
Customer loans	138,617	984	2.85	127,447	1,017	3.20	132,388	934	2.86
Interbank assets	43,195	82	0.76	42,582	95	0.90	42,548	74	0.71
Securities	51,138	343	2.69	51,638	431	3.34	49,457	364	2.98
Total	232,950	1,409	2.43	221,667	1,543	2.79	224,393	1,372	2.48
Interest-bearing liabilities									
Customer deposits	182,951	241	0.53	177,983	297	0.67	181,335	215	0.48
Other borrowings	31,270	101	1.30	28,067	134	1.90	25,148	91	1.46
Total	214,221	342	0.64	206,050	431	0.84	206,483	306	0.60
Net interest income/margin [1]		1,067	1.84		1,112	2.01		1,066	1.93

Average balance sheet	1st Half 2010 Average balance ($m)	1st Half 2010 Interest ($m)	1st Half 2010 Average rate (%)	1st Half 2009 Average balance ($m)	1st Half 2009 Interest ($m)	1st Half 2009 Average rate (%)
Interest-bearing assets						
Customer loans	135,532	1,918	2.85	127,791	2,125	3.36
Interbank assets	42,275	156	0.74	41,604	202	0.98
Securities	51,004	707	2.80	50,347	871	3.50
Total	228,811	2,781	2.45	219,742	3,198	2.94
Interest-bearing liabilities						
Customer deposits	182,002	456	0.51	176,283	685	0.79
Other borrowings	28,648	192	1.35	28,022	325	2.34
Total	210,650	648	0.62	204,305	1,010	1.00
Net interest income/margin [1]		2,133	1.88		2,188	2.01

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets

Net interest was stable from the previous quarter at $1.07 billion.

Net interest margins fell nine basis points from the previous quarter to 1.84%. Securities yields were lower as higher-yielding securities were replaced by higher-quality bonds with lower yields. In addition, deposit costs were higher due to competition for US and Hong Kong dollar funding.

The impact of the margin decline on net interest income was offset by the strong 9% increase in customer loans.

Net interest income was 4% below a year ago as lower interest margins more than offset the benefit of higher asset volumes.

Volume and rate analysis ($m) Increase/(decrease) due to change in	2nd Qtr 2010 versus 2nd Qtr 2009			2nd Qtr 2010 versus 1st Qtr 2010		
	Volume	Rate	Net change	Volume	Rate	Net change
Interest income						
Customer loans	89	(122)	(33)	44	(2)	42
Interbank assets	1	(14)	(13)	1	5	6
Securities	(4)	(84)	(88)	12	(36)	(24)
Total	86	(220)	(134)	57	(33)	24
Interest expense						
Customer deposits	8	(64)	(56)	2	23	25
Other borrowings	2	(35)	(33)	12	(3)	9
Total	10	(99)	(89)	14	20	34
Net impact on interest income	76	(121)	(45)	43	(53)	(10)
Due to change in number of days			-			11
Net Interest Income			(45)			1

Volume and rate analysis ($m) Increase/(decrease) due to change in	1st Half 2010 versus 1st Half 2009		
	Volume	Rate	Net change
Interest income			
Customer loans	129	(336)	(207)
Interbank assets	3	(49)	(46)
Securities	11	(175)	(164)
Total	143	(560)	(417)
Interest expense			
Customer deposits	22	(251)	(229)
Other borrowings	(10)	(123)	(133)
Total	12	(374)	(362)
Net impact on interest income	131	(186)	(55)
Due to change in number of days			-
Net Interest Income			(55)

NET FEE AND COMMISSION INCOME

($m)	2nd Qtr 2010	2nd Qtr 2009	% chg	1st Qtr 2010	% chg	1st Half 2010	1st Half 2009	% chg
Stockbroking	42	50	(16)	42	-	84	78	8
Investment banking	29	27	7	27	7	56	44	27
Trade and remittances	57	59	(3)	59	(3)	116	133	(13)
Loan related	101	108	(6)	100	1	201	204	(1)
Guarantees	16	14	14	13	23	29	29	-
Deposit related	22	22	-	21	5	43	42	2
Credit card	36	37	(3)	33	9	69	70	(1)
Fund management	6	6	-	5	20	11	11	-
Wealth management	34	21	62	27	26	61	37	65
Others	15	14	7	14	7	29	27	7
Total	358	358	-	341	5	699	675	4

Net fee and commission income rose 5% from the previous quarter to $358 million. There was broad-based improvement across fee activities, led by wealth management and credit card revenues on higher volumes.

Net fee and commission income was unchanged from a year ago as improvements in wealth management were offset by declines in stockbroking and loan syndication activities.

OTHER NON-INTEREST INCOME

($m)	2nd Qtr 2010	2nd Qtr 2009	% chg	1st Qtr 2010	% chg	1st Half 2010	1st Half 2009	% chg
Net trading income	266	234	14	260	2	526	438	20
Net income/(loss) from financial instruments designated at fair value	12	(62)	NM	(30)	NM	(18)	(116)	84
Net income on financial investments	98	138	(29)	50	96	148	244	(39)
Net gain on fixed assets	3	-	NM	14	(79)	17	-	NM
Others (include rental income)	11	12	(8)	12	(8)	23	25	(8)
Total	390	322	21	306	27	696	591	18

Note:
NM Not Meaningful

Net trading income (including net income from financial instruments designated at fair value) rose to $278 million from $230 million in the previous quarter. Customer revenues rose 45% from the previous quarter and accounted for more than half of net trading income.

Net trading income was also better than the $172 million a year ago.

Net income from financial investments doubled from the previous quarter to $98 million but was 29% below a year ago.

EXPENSES

($m)	2nd Qtr 2010	2nd Qtr 2009	% chg	1st Qtr 2010	% chg	1st Half 2010	1st Half 2009	% chg
Staff	362	330	10	338	7	700	657	7
Occupancy	65	67	(3)	70	(7)	135	138	(2)
Computerisation	131	104	26	129	2	260	216	20
Revenue-related	35	33	6	31	13	66	66	-
Others	124	97	28	134	(7)	258	192	34
Total	717	631	14	702	2	1,419	1,269	12
Staff headcount at period-end	14,615	13,928	5	14,267	2	14,615	13,928	5
Included in the above table were:								
Depreciation of properties and other fixed assets	46	42	10	48	(4)	94	83	13
Directors' fees	1	1	-	1	-	2	2	-
Audit fees payable	2	2	-	2	-	4	4	-

Expenses of $717 million were 2% above the previous quarter. Staff costs rose with a higher headcount, but they were partially offset by lower non-staff costs. Compared to a year ago, costs were 14% higher as both staff and non-staff costs rose.

The cost-income ratio of 40% was similar to the previous quarter.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	2nd Qtr 2010	2nd Qtr 2009	% chg	1st Qtr 2010	% chg	1st Half 2010	1st Half 2009	% chg
General allowances (GP)	124	183	(32)	25	>100	149	365	(59)
Specific allowances (SP) for loans[1/]	68	272	(75)	324	(79)	392	497	(21)
Singapore	1	74	(99)	10	(90)	11	104	(89)
Hong Kong	(4)	66	NM	7	NM	3	157	(98)
Rest of Greater China	13	11	18	(3)	NM	10	25	(60)
South and South-east Asia	6	8	(25)	6	-	12	18	(33)
Rest of the world	52	113	(54)	304	(83)	356	193	84
Specific allowances (SP) for securities, properties and other assets [2/]	12	11	9	6	100	18	18	-
Total	204	466	(56)	355	(43)	559	880	(36)

Notes:
1/ Specific allowances for loans are classified according to where the borrower is incorporated. Historical comparatives have been restated to conform to the current year presentation
2/ Exclude one-time items

Specific allowances for loans fell to $68 million, one-fifth the amount in the previous quarter, as charges for corporate loans in Rest of the World declined. Allowances for other regions remained low.

General allowances of $124 million were taken for loan growth, compared to $25 million in the previous quarter.

Total allowances of $204 million were 43% below the previous quarter and 56% lower than a year ago.

PERFORMANCE BY BUSINESS SEGMENTS [1/]

($m)	Consumer/ Private Banking	Institutional Banking	Treasury	Others	Total
Selected income items					
2nd Qtr 2010 [2/]					
Net interest income	353	503	183	28	1,067
Non-interest income	168	417	173	(10)	748
Total income	521	920	356	18	1,815
Expenses	363	259	90	5	717
Allowances for credit and other losses	23	175	-	6	204
Share of profits of associates	-	8	-	17	25
Profit before tax	135	494	266	24	919
Income tax expense	21	100	37	(10)	148
Net profit	114	401	229	(26)	718
1st Qtr 2010					
Net interest income	359	474	214	19	1,066
Non-interest income	157	330	161	(1)	647
Total income	516	804	375	18	1,713
Expenses	350	247	81	24	702
Allowances for credit and other losses	12	328	5	10	355
Share of profits of associates	-	6	-	16	22
Profit before tax	154	235	289	-	678
Income tax expense	23	28	50	(12)	89
Net profit	131	208	239	(46)	532
2nd Qtr 2009					
Net interest income	337	450	340	(15)	1,112
Non-interest income	151	348	(46)	227	680
Total income	488	798	294	212	1,792
Expenses	291	244	89	7	631
Allowances for credit and other losses	38	245	(2)	185	466
Share of profits of associates	-	6	-	7	13
Profit before tax	159	315	207	27	708
Income tax expense	27	59	50	(32)	104
Net profit	132	265	157	(2)	552
1st Half 2010 [2/]					
Net interest income	712	977	397	47	2,133
Non-interest income	325	747	334	(11)	1,395
Total income	1,037	1,724	731	36	3,528
Expenses	713	506	171	29	1,419
Allowances for credit and other losses	35	503	5	16	559
Share of profits of associates	-	14	-	33	47
Profit before tax	289	729	555	24	1,597
Income tax expense	44	128	87	(22)	237
Net profit	245	609	468	(72)	1,250

($m)	Consumer/ Private Banking	Institutional Banking	Treasury	Others	Total
1st Half 2009 [2/]					
Net interest income	670	877	638	3	2,188
Non-interest income	293	683	142	148	1,266
Total income	963	1,560	780	151	3,454
Expenses	563	462	185	59	1,269
Allowances for credit and other losses	73	456	48	303	880
Share of profits of associates	-	11	-	22	33
Profit before tax	327	653	547	(189)	1,338
Income tax expense	53	138	116	(88)	219
Net profit	274	526	432	(224)	1,008
Selected balance sheet and other items [3/]					
30 Jun 2010					
Total assets before goodwill	49,247	113,994	100,057	8,150	271,448
Goodwill on consolidation					4,802
Total assets					276,250
Total liabilities	115,824	68,520	49,489	12,689	246,522
Capital expenditure for 2nd Qtr 2010	11	3	-	19	33
Depreciation for 2nd Qtr 2010	13	5	2	26	46
Goodwill charge for 2nd Qtr 2010				1,018	1,018
31 Mar 2010					
Total assets before goodwill	46,799	100,758	98,434	10,225	256,216
Goodwill on consolidation					5,820
Total assets					262,036
Total liabilities	115,590	64,087	38,180	13,859	231,716
Capital expenditure for 1st Qtr 2010	3	6	2	7	18
Depreciation for 1st Qtr 2010	12	6	2	28	48
Goodwill charge for 1st Qtr 2010					-
30 Jun 2009					
Total assets before goodwill	39,750	101,200	106,363	9,788	257,101
Goodwill on consolidation					5,847
Total assets					262,948
Total liabilities	116,129	60,919	42,296	14,930	234,274
Capital expenditure for 2nd Qtr 2009	4	6	3	8	21
Depreciation for 2nd Qtr 2009	12	6	2	22	42
Goodwill charge for 2nd Qtr 2009					-

Notes:
1/ With effect from 1 January 2010, the Group has adopted a revised capital benefit and fund transfer policy. The business segments have also been reaggregated following a review. Comparative figures have been restated to conform to the current year presentation
2/ Allowances for credit and other losses and profits exclude goodwill charges and one-time items
3/ Refer to sections on Customer Loans and Non-Performing Assets and Loss Allowance Coverage for more information on business segments

The business segment results are prepared based on the Group's internal management reporting which reflects the organisation management structure. As the activities of the Group are highly integrated, internal allocation has been made in preparing the segment information. Amounts for each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation. During the quarter, no one group of related customers generated more than 10% of the Group's revenues.

The external presentation of the business segment results has been revised from first-quarter 2010 to better reflect

internal management reporting. In addition, the Group adopted a revised capital benefit and fund transfer policy with effect from 1 January 2010. Comparative figures have been restated to conform to the current presentation.

The various business segments are described below:

Consumer/ Private Banking
Consumer/ Private Banking provides individual customers with a diverse range of banking and related financial services. The products and services available to customers include current and savings accounts, fixed deposits, loans and home finance, cards, payments, investment and insurance products.

Compared to the previous quarter, net interest income declined as higher housing loan volumes were more than offset by a decline in their yields. Expenses rose due to higher advertising and promotion costs. Both general allowances and specific allowances were higher than the previous quarter.

Institutional Banking
Institutional Banking provides financial services and products to large corporate, institutional clients and small and medium-sized businesses. The products and services available to customers include corporate finance and advisory banking services for mergers and acquisitions, capital raising through debt and equity markets, capital restructuring, syndicated finance, securities and fiduciary services, cash management and trade services, private equity and credit facilities, deposit and treasury products. Institutional Banking also provides equity services through DBS Vickers Securities (DBSV). DBSV offers a wide range of services to retail and corporate customers including research, sales and trading, share placement, nominees and securities custodian services and distribution of primary and secondary issues. Asset management activities also fall under this segment.

Net interest income increased from higher loan volumes partially offset by lower margins, while non-interest income benefited from increased fee income activities and treasury product sales. Allowance charges declined as specific allowances for existing NPLs in Rest of the World fell.

Treasury
Treasury provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primarily involved in market making, structuring, equity and debt sales and trading across a broad range of financial products including foreign exchange, interest rate/credit/equity and other structured derivatives. Income from these financial products and services offered to the customer of other business segments, such as Consumer/Private Banking and Institutional Banking, is reflected in the respective segments. Treasury is also responsible for the management of the Group's asset and liability interest rate positions and investment of the Group's excess liquidity and shareholders' funds.

Treasury's revenues were lower than the previous quarter due to weaker net interest income. This was partially offset by stronger trading performance and higher customer flows.

Others
Others encompasses a range of activities from corporate decisions and income and expenses not attributed to other business segments.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

PERFORMANCE BY GEOGRAPHY [1/]

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
Selected income items						
2nd Qtr 2010 [2/]						
Net interest income	643	198	79	70	77	1,067
Non-interest income	513	165	25	52	(7)	748
Total income	1,156	363	104	122	70	1,815
Expenses	323	249	78	52	15	717
Allowances for credit and other losses	148	32	18	14	(8)	204
Share of profits of associates	2	-	7	16	-	25
Profit before tax	687	82	15	72	63	919
Income tax expense	96	17	3	17	15	148
Net profit	538	65	12	55	48	718
1st Qtr 2010						
Net interest income	657	202	76	77	54	1,066
Non-interest income	369	165	31	54	28	647
Total income	1,026	367	107	131	82	1,713
Expenses	419	147	69	53	14	702
Allowances for credit and other losses	278	7	6	11	53	355
Share of profits of associates	3	-	4	15	-	22
Profit before tax	332	213	36	82	15	678
Income tax expense	26	33	6	20	4	89
Net profit	249	180	30	62	11	532
2nd Qtr 2009						
Net interest income	673	222	74	90	53	1,112
Non-interest income	471	120	29	31	29	680
Total income	1,144	342	103	121	82	1,792
Expenses	360	151	63	41	16	631
Allowances for credit and other losses	372	71	13	10	-	466
Share of profits of associates	4	-	3	6	-	13
Profit before tax	416	120	30	76	66	708
Income tax expense	40	21	9	18	16	104
Net profit	324	99	21	58	50	552
1st Half 2010 [2/]						
Net interest income	1,300	400	155	147	131	2,133
Non-interest income	882	330	56	106	21	1,395
Total income	2,182	730	211	253	152	3,528
Expenses	742	396	147	105	29	1,419
Allowances for credit and other losses	426	39	24	25	45	559
Share of profits of associates	5	-	11	31	-	47
Profit before tax	1,019	295	51	154	78	1,597
Income tax expense	122	50	9	37	19	237
Net profit	787	245	42	117	59	1,250

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
1st Half 2009 [2/]						
Net interest income	1,328	446	154	163	97	2,188
Non-interest income	775	247	66	113	65	1,266
Total income	2,103	693	220	276	162	3,454
Expenses	735	301	123	82	28	1,269
Allowances for credit and other losses	598	159	25	44	54	880
Share of profits of associates	7	-	6	20	-	33
Profit before tax	777	233	78	170	80	1,338
Income tax expense	83	40	18	49	29	219
Net profit	583	193	60	121	51	1,008
Selected balance sheet items						
30 Jun 2010						
Total assets before goodwill	172,591	54,420	16,974	14,344	13,119	271,448
Goodwill on consolidation	171	4,631	-	-	-	4,802
Total assets	172,762	59,051	16,974	14,344	13,119	276,250
Non-current assets [3/]	1,486	508	131	40	2	2,167
Gross customer loans	84,467	38,052	11,524	8,664	6,441	149,148
31 Mar 2010						
Total assets before goodwill	163,380	49,718	15,724	14,313	13,081	256,216
Goodwill on consolidation	171	5,649	-	-	-	5,820
Total assets	163,551	55,367	15,724	14,313	13,081	262,036
Non-current assets [3/]	1,478	518	143	43	1	2,183
Gross customer loans	77,723	34,008	10,798	7,483	6,983	136,995
30 Jun 2009						
Total assets before goodwill	169,570	46,754	13,778	13,243	13,756	257,101
Goodwill on consolidation	198	5,649	-	-	-	5,847
Total assets	169,768	52,403	13,778	13,243	13,756	262,948
Non-current assets [3/]	1,465	573	143	45	2	2,228
Gross customer loans	73,610	31,951	9,154	8,437	7,254	130,406

Notes:
1/ The geographical segment analysis is based on the location where transactions and assets are booked
2/ Allowances for credit and other losses and profits exclude goodwill charges and one-time items
3/ Includes investment in associates, properties and other fixed assets, and investment properties

The performance by geography is classified based on the location in which income and assets are recorded.

Singapore

Net profit rose from $249 million in the previous quarter to $538 million as revenues increased and both expenses and allowances declined.

Net interest income fell 2% as lower interest margins more than offset strong corporate and housing loan growth. Non-interest income rose 39% from better trading income and gains from financial investments.

Expenses fell 23% as expenses accrued at Group level for compensation to investors in Constellation notes were reversed and reflected in Hong Kong. Allowances were lower as lower specific allowances were partially offset by an increase in general allowances.

Hong Kong

The second quarter's results incorporate an appreciation of the Singapore dollar against the Hong Kong dollar of 1% from the previous quarter and 5% from a year ago.

Net profit fell from $180 million in the previous quarter to $65 million as compensation for investors in Constellation notes was booked in Hong Kong's accounts. General allowances were also higher in line with loan growth.

Net interest income decreased 2% from the previous quarter as net interest margins declined 12 basis points to 1.68% as the securities portfolio shifted from higher-yielding corporate bonds to high-grade government paper. Deposit costs were also higher due to competitive pressures. Loans rose 12% from the previous quarter as corporate loans, trade finance and housing loans grew.

Non-interest income was stable from the previous quarter. Higher fees from loan syndication and trade finance, together with higher sales of treasury products, were offset by a decline in gains from financial investments.

Expenses would have been unchanged from the previous quarter if Constellation notes compensation charges were excluded.

Specific allowances declined from the previous quarter as write-backs rose and charges for new NPLs declined. Total allowances were higher due to an increase in general allowances.

CUSTOMER LOANS [1]

($m)	30 Jun 2010	31 Mar 2010	31 Dec 2009	30 Jun 2009
Gross	149,148	136,995	133,420	130,406
Less:				
Specific allowances	1,645	1,748	1,512	1,090
General allowances	1,433	1,339	1,325	1,346
Net total	146,070	133,908	130,583	127,970
By business unit [2]				
Consumer/ Private Banking	48,386	46,117	44,162	40,175
Institutional Banking	100,427	90,586	88,503	89,542
Others	335	292	755	689
Total (Gross)	149,148	136,995	133,420	130,406
By geography [3]				
Singapore	70,698	64,184	61,713	61,064
Hong Kong	36,982	33,492	32,999	31,959
Rest of Greater China	11,455	11,647	11,211	10,161
South and South-east Asia	13,653	12,020	11,726	11,026
Rest of the world	16,360	15,652	15,771	16,196
Total (Gross)	149,148	136,995	133,420	130,406
By industry				
Manufacturing	18,404	17,098	16,239	15,589
Building and construction	20,282	18,852	18,433	18,220
Housing loans	37,082	34,949	33,120	29,821
General commerce	14,798	13,617	13,335	12,117
Transportation, storage & communications	13,294	12,598	12,277	13,043
Financial institutions, investment & holding companies	20,202	16,813	16,710	17,107
Professionals & private individuals (except housing loans)	10,480	10,397	10,873	10,660
Others	14,606	12,671	12,433	13,849
Total (Gross)	149,148	136,995	133,420	130,406
By currency and fixed/variable pricing				
Singapore dollar	60,852	58,238	56,712	56,448
Fixed rates	26,731	24,468	22,489	18,842
Floating or adjustable rates	34,121	33,770	34,223	37,606
Hong Kong dollar	33,073	30,876	30,274	29,141
Fixed rates	575	619	621	631
Floating or adjustable rates	32,498	30,257	29,653	28,510
US dollar	36,355	31,047	29,449	28,076
Fixed rates	3,530	2,680	2,500	1,583
Floating or adjustable rates	32,825	28,367	26,949	26,493
Others	18,868	16,834	16,985	16,741
Fixed rates	2,586	2,725	2,940	2,460
Floating or adjustable rates	16,282	14,109	14,045	14,281
Total (Gross)	149,148	136,995	133,420	130,406

Notes:
1/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet
2/ The business segments have been reaggregated following a review. Historical comparatives have been restated to conform to the current year presentation.
3/ Loans by geography are classified according to where the borrower is incorporated. Historical comparatives have been restated to conform to the current year presentation.

Gross customer loans rose 9% from the previous quarter to $149.1 billion. There was broad-based regional corporate loan growth as well as housing loan drawdowns in Singapore and Hong Kong.

Gross loans were 14% higher than a year ago, with the expansion spread across most regions and across corporate and consumer borrowers.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE [1/]

By business unit [2/]	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
30 Jun 2010						
Consumer/ Private Banking	396	168	482	0.8	164	263
Institutional Banking	3,035	1,570	951	3.0	83	102
Total non-performing loans (NPL)	3,431	1,738	1,433	2.3	92	117
Debt securities	101	80	116	-	194	239
Contingent liabilities & others	192	120	260	-	198	216
Total non-performing assets (NPA)	3,724	1,938	1,809	-	101	126
31 Mar 2010						
Consumer/ Private Banking	496	190	459	1.1	131	242
Institutional Banking	3,268	1,637	880	3.6	77	97
Total non-performing loans (NPL)	3,764	1,827	1,339	2.7	84	111
Debt securities	127	104	99	-	160	187
Contingent liabilities & others	177	103	250	-	199	219
Total non-performing assets (NPA)	4,068	2,034	1,688	-	92	119
31 Dec 2009						
Consumer/ Private Banking	513	195	440	1.2	124	236
Institutional Banking	3,363	1,410	885	3.8	68	86
Total non-performing loans (NPL)	3,876	1,605	1,325	2.9	76	100
Debt securities	160	106	92	-	124	164
Contingent liabilities & others	183	97	255	-	192	209
Total non-performing assets (NPA)	4,219	1,808	1,672	-	83	108
30 Jun 2009						
Consumer/ Private Banking	681	262	399	1.7	97	196
Institutional Banking	3,011	889	947	3.4	61	88
Total non-performing loans (NPL)	3,692	1,151	1,346	2.8	68	103
Debt securities	192	134	339	-	246	275
Contingent liabilities & others	167	79	214	-	175	192
Total non-performing assets (NPA)	4,051	1,364	1,899	-	81	119

Notes:
1/ Allowances for credit and other losses exclude one-time items
2/ The business segments have been reaggregated following a review. Historical comparatives have been restated to conform to the current year presentation.

By geography

	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
30 Jun 2010						
Singapore	648	203	588	0.9	122	258
Hong Kong	442	253	371	1.2	141	210
Rest of Greater China	316	190	125	2.8	100	140
South and South-east Asia	138	80	191	1.0	197	203
Rest of the World	1,887	1,012	158	11.5	62	67
Total non-performing loans	3,431	1,738	1,433	2.3	92	117
Debt securities	101	80	116	-	194	239
Contingent liabilities & others	192	120	260	-	198	216
Total non-performing assets	3,724	1,938	1,809	-	101	126
31 Mar 2010						
Singapore	700	211	559	1.1	110	277
Hong Kong	540	308	335	1.6	119	180
Rest of Greater China	361	199	126	3.1	90	143
South and South-east Asia	149	72	170	1.2	162	180
Rest of the World	2,014	1,037	149	12.9	59	64
Total non-performing loans	3,764	1,827	1,339	2.7	84	111
Debt securities	127	104	99	-	160	187
Contingent liabilities & others	177	103	250	-	199	219
Total non-performing assets	4,068	2,034	1,688	-	92	119
31 Dec 2009						
Singapore	731	213	546	1.2	104	244
Hong Kong	567	327	330	1.7	116	173
Rest of Greater China	352	213	121	3.1	95	143
South and South-east Asia	157	82	174	1.3	163	186
Rest of the World	2,069	770	154	13.1	45	49
Total non-performing loans	3,876	1,605	1,325	2.9	76	100
Debt securities	160	106	92	-	124	164
Contingent liabilities & others	183	97	255	-	192	209
Total non-performing assets	4,219	1,808	1,672	-	83	108
30 Jun 2009						
Singapore	803	190	573	1.3	95	246
Hong Kong	769	394	319	2.4	93	154
Rest of Greater China	441	229	109	4.3	77	126
South and South-east Asia	250	79	182	2.3	104	129
Rest of the World	1,429	259	163	8.8	30	36
Total non-performing loans	3,692	1,151	1,346	2.8	68	103
Debt securities	192	134	339	-	246	275
Contingent liabilities & others	167	79	214	-	175	192
Total non-performing assets	4,051	1,364	1,899	-	81	119

By industry ($m)	30 Jun 2010		31 Mar 2010		31 Dec 2009		30 Jun 2009	
	NPA	SP	NPA	SP	NPA	SP	NPA	SP
Manufacturing	612	351	697	375	735	386	782	361
Building and construction	47	13	131	24	89	22	203	46
Housing loans	140	21	175	27	188	30	242	42
General commerce	411	197	459	280	472	238	509	185
Transportation, storage & communications	284	115	290	121	264	97	221	10
Financial institutions, investment & holding companies	1,622	882	1,649	818	1,738	621	1,209	236
Professionals & private individuals (except housing loans)	176	75	212	94	234	113	310	146
Others	139	84	151	88	156	98	216	125
Total non-performing loans	3,431	1,738	3,764	1,827	3,876	1,605	3,692	1,151
Debt securities	101	80	127	104	160	106	192	134
Contingent liabilities & others	192	120	177	103	183	97	167	79
Total non-performing assets	3,724	1,938	4,068	2,034	4,219	1,808	4,051	1,364

By loan classification ($m)	30 Jun 2010		31 Mar 2010		31 Dec 2009		30 Jun 2009	
	NPA	SP	NPA	SP	NPA	SP	NPA	SP
Non-performing assets								
Substandard	1,798	249	2,078	269	2,155	195	2,816	268
Doubtful	1,390	1,153	1,311	1,086	1,431	977	791	652
Loss	536	536	679	679	633	636	444	444
Total	3,724	1,938	4,068	2,034	4,219	1,808	4,051	1,364
Restructured assets								
Substandard	385	40	402	47	389	51	467	69
Doubtful	116	94	106	86	90	73	169	105
Loss	35	36	34	34	54	54	57	56
Total	536	170	542	167	533	178	693	230

By collateral type ($m)	30 Jun 2010	31 Mar 2010	31 Dec 2009	30 Jun 2009
	NPA	NPA	NPA	NPA
Unsecured non-performing assets	2,972	3,133	3,233	2,741
Secured non-performing assets by collateral type				
Properties	349	520	540	800
Shares and debentures	116	106	124	231
Fixed deposits	45	24	22	13
Others	242	285	300	266
Total	3,724	4,068	4,219	4,051

By period overdue

($m)	30 Jun 2010	31 Mar 2010	31 Dec 2009	30 Jun 2009
	NPA	NPA	NPA	NPA
Not overdue	969	1,653	1,802	1,547
<90 days overdue	771	265	358	1,036
91-180 days overdue	141	245	113	468
>180 days overdue	1,843	1,905	1,946	1,000
Total	3,724	4,068	4,219	4,051

Non-performing loans fell 9% from the previous quarter to $3.43 billion or 2.3% of the loan portfolio from customer loan repayments. There were improvements across corporate and consumer borrowers, and across all regions.

Allowance coverage rose to 101% of non-performing assets and to 126% if collateral was considered, compared to 92% and 119% respectively in the previous quarter.

FUNDING SOURCES

($m)	30 Jun 2010	31 Mar 2010	31 Dec 2009	30 Jun 2009
Customer deposits [1/]	183,929	181,560	183,432	179,033
Interbank liabilities [2/]	21,152	10,382	9,320	11,177
Other borrowings and liabilities [2/]	45,553	43,911	40,519	48,273
Shareholders' funds	25,616	26,183	25,373	24,465
Total	276,250	262,036	258,644	262,948

Notes:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
2/ Includes liabilities classified as financial liabilities at fair value through profit or loss on the balance sheet

CUSTOMER DEPOSITS [1/]

($m)	30 Jun 2010	31 Mar 2010	31 Dec 2009	30 Jun 2009
By currency and product				
Singapore dollar	105,209	104,748	103,842	99,415
Fixed deposits	17,921	18,691	20,617	18,616
Savings accounts	72,073	71,473	69,160	66,680
Current accounts	14,392	13,213	12,697	12,742
Others	823	1,371	1,368	1,377
Hong Kong dollar	23,555	23,195	23,625	25,414
Fixed deposits	13,281	12,040	12,285	14,837
Savings accounts	6,942	7,526	7,932	7,081
Current accounts	3,252	3,477	3,254	3,046
Others	80	152	154	450
US dollar	26,104	27,282	29,018	29,013
Fixed deposits	13,185	14,490	14,912	18,737
Savings accounts	3,193	3,412	3,468	2,878
Current accounts	7,053	7,253	8,846	6,853
Others	2,673	2,127	1,792	545
Others	29,061	26,335	26,947	25,191
Fixed deposits	22,636	19,405	20,441	19,836
Savings accounts	1,981	2,124	2,191	1,615
Current accounts	2,499	2,485	2,908	2,218
Others	1,945	2,321	1,407	1,522
Total	183,929	181,560	183,432	179,033
Fixed deposits	67,023	64,626	68,255	72,026
Savings accounts	84,189	84,535	82,751	78,254
Current accounts	27,196	26,428	27,705	24,859
Others	5,521	5,971	4,721	3,894

Note:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet

Customer deposits rose 1% from the previous quarter to $183.9 billion as foreign currency fixed deposits grew. Singapore-dollar savings and current accounts also continued to increase.

OTHER BORROWINGS & LIABILITIES

($m)	30 Jun 2010	31 Mar 2010	31 Dec 2009	30 Jun 2009
Subordinated term debts[1/]	6,956	7,662	7,702	9,047
Other debt securities in issue				
Due within 1 year	601	248	44	248
Due after 1 year	312	331	369	497
Comprising:				
Secured [2/]	-	-	75	426
Unsecured	913	579	338	319
Others	37,684	35,670	32,404	38,481
Total	45,553	43,911	40,519	48,273

Notes:
1/ All subordinated term debts issued are unsecured
2/ These are mainly secured by properties and securities

VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk (VaR) measure as one mechanism for monitoring and controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the Group for the period from 1 July 2009 to 30 June 2010. The Group's trading book VaR methodology is based on Historical Simulation VaR.

		1 Jul 2009 to 30 Jun 2010		
($m)	As at 30 Jun 2010	Average	High	Low
Total	28	30	50	19

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from 1 July 2009 to 30 June 2010.


DBSH Group VaR for Trading Book
No. of Days
45
40
35
30
25
20
15
10
5
0
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
>33-34
>34-35
>35-36
>36-37
>37-38
>38-39
>39-40
>40-41
>41-42
>42-43
>43-44
>44-45
>45-46
>46-47
>47-48
>48-49
>49-50
VaR (S$ million)

Note:
With effect from 1 Jun 2009, the number of historical scenarios used for the VaR calculation was revised from 500 days to 250 days


Daily Distribution of Treasury & Markets Group Trading Income
(1 Jul 2009 to 30 Jun 2010)
No. of days
40
35
30
25
20
15
10
5
0
>(18)-(16)
>(14)-(12)
>(10)-(8)
>(6)-(4)
>(2)-0
>2-4
>6-8
>10-12
>14-16
>18-20
>22-24
>26-28
>30-32
Trading income (S$ million)

CAPITAL ADEQUACY

($m)	30 Jun 2010	31 Mar 2010	31 Dec 2009	30 Jun 2009
Tier 1				
Share capital	8,650	8,440	8,435	8,424
Disclosed reserves and others	20,547	21,194	20,928	20,557
Less: Tier 1 Deductions	(5,044)	(6,084)	(6,098)	(6,068)
Eligible Tier 1	24,153	23,550	23,265	22,913
Tier 2				
Loan allowances admitted as Tier 2	757	662	434	580
Subordinated debts	5,714	5,955	5,970	6,140
Revaluation surplus from equity securities	94	102	87	42
Less: Tier 2 Deductions	(139)	(142)	(128)	(136)
Total eligible capital	30,579	30,127	29,628	29,539
Risk-weighted assets	184,824	175,850	177,222	182,635
Capital adequacy ratio (%)				
Tier 1 ratio	13.1	13.4	13.1	12.6
Tier 2 ratio	3.4	3.7	3.6	3.6
Total (Tier 1 & 2) ratio	16.5	17.1	16.7	16.2

The Group's capital adequacy ratio moved from 17.1% in the previous quarter to 16.5% due to strong loan growth.

UNREALISED VALUATION SURPLUS/(LOSSES)

($m)	30 Jun 2010	31 Mar 2010	31 Dec 2009	30 Jun 2009
Properties	507	499	511	542
Financial investments	94	73	119	(132)
Total	601	572	630	410

The amount of unrealised valuation surplus increased $29 million to $601 million in second quarter 2010.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Consolidated Income Statement

In $ millions	2nd Qtr 2010	2nd Qtr 2009	+/(-) %	1st Qtr 2010	+/(-) %	1st Half 2010	1st Half 2009	+/(-) %
Income								
Interest income	**1,409**	1,543	(9)	1,372	3	**2,781**	3,198	(13)
Interest expense	**342**	431	(21)	306	12	**648**	1,010	(36)
Net interest income	**1,067**	1,112	(4)	1,066	-	**2,133**	2,188	(3)
Net fee and commission income	**358**	358	-	341	5	**699**	675	4
Net trading income	**266**	234	14	260	2	**526**	438	20
Net income/(loss) from financial instruments designated at fair value	**12**	(62)	NM	(30)	NM	**(18)**	(116)	>100
Net income from financial investments	**98**	138	(29)	50	96	**148**	244	(39)
Other income	**14**	12	17	26	(46)	**40**	25	60
Total income	**1,815**	1,792	1	1,713	6	**3,528**	3,454	2
Expenses								
Employee benefits	**362**	330	10	338	7	**700**	657	7
Depreciation of properties and other fixed assets	**46**	42	10	48	(4)	**94**	83	13
Other expenses	**309**	259	19	316	(2)	**625**	529	18
Goodwill charges	**1,018**	-	NM	-	NM	**1,018**	-	NM
Allowances for credit and other losses	**204**	466	(56)	355	(43)	**559**	903	(38)
Total expenses	**1,939**	1,097	77	1,057	83	**2,996**	2,172	38
(Loss)/Profit	**(124)**	695	NM	656	NM	**532**	1,282	(59)
Share of profits of associates	**25**	13	92	22	14	**47**	33	42
(Loss)/Profit before tax	**(99)**	708	NM	678	NM	**579**	1,315	(56)
Income tax expense	**148**	104	42	89	66	**237**	219	8
Net (loss)/profit	**(247)**	604	NM	589	NM	**342**	1,096	(69)
Attributable to:								
Shareholders	**(300)**	552	NM	532	NM	**232**	985	(76)
Minority interests	**53**	52	2	57	(7)	**110**	111	(1)
	(247)	604	NM	589	NM	**342**	1,096	(69)

Unaudited Consolidated Statement of Comprehensive Income

In $ millions	2nd Qtr 2010	2nd Qtr 2009	+/(-) %	1st Qtr 2010	+/(-) %	1st Half 2010	1st Half 2009	+/(-) %
Net (loss)/profit	**(247)**	604	NM	589	NM	**342**	1,096	(69)
Other comprehensive income:								
Foreign currency translation differences for foreign operations	**(12)**	(82)	85	31	NM	**19**	53	(64)
Share of other comprehensive income of associates	**7**	9	(22)	(3)	NM	**4**	15	(73)
Available-for-sale financial assets								
Net valuation taken to equity	**227**	752	(70)	230	(1)	**457**	360	27
Transferred to income statement on sale	**(59)**	(140)	58	23	NM	**(36)**	(252)	86
Tax on items taken directly to or transferred from equity	**(1)**	(76)	99	(22)	95	**(23)**	(30)	23
Other comprehensive income, net of tax	**162**	463	(65)	259	(37)	**421**	146	>100
Total comprehensive income	**(85)**	1,067	NM	848	NM	**763**	1,242	(39)
Attributable to:								
Shareholders	**(135)**	1,070	NM	795	NM	**660**	1,097	(40)
Minority interests	**50**	(3)	NM	53	(6)	**103**	145	(29)
	(85)	1,067	NM	848	NM	**763**	1,242	(39)

Unaudited Balance Sheets

In $ millions	GROUP 30 Jun 2010	GROUP 31 Mar 2010	GROUP 31 Dec 2009 [1]	GROUP 30 Jun 2009	COMPANY 30 Jun 2010	COMPANY 31 Mar 2010	COMPANY 31 Dec 2009 [1]	COMPANY 30 Jun 2009
ASSETS								
Cash and balances with central banks	**22,571**	29,273	22,515	11,566				
Singapore Government securities and treasury bills	**15,364**	13,967	15,960	15,659				
Due from banks	**19,237**	15,850	22,203	33,152				
Financial assets at fair value though profit or loss [2]	**11,660**	13,133	11,257	11,704				
Positive fair values for financial derivatives	**17,558**	15,588	16,015	21,213				
Loans and advances to customers	**145,403**	133,268	129,973	127,362				
Financial investments	**27,420**	22,695	25,731	26,567				
Securities pledged	**2,076**	1,596	784	1,045				
Subsidiaries					**9,726**	9,713	9,698	10,312
Investments in associates	**694**	687	672	642				
Goodwill on consolidation	**4,802**	5,820	5,847	5,847				
Properties and other fixed assets	**1,066**	1,087	1,134	1,205				
Investment properties	**407**	409	398	381				
Deferred tax assets	**105**	118	144	153				
Other assets	**7,887**	8,545	6,011	6,452	**65**	65	93	99
TOTAL ASSETS	**276,250**	262,036	258,644	262,948	**9,791**	9,778	9,791	10,411
LIABILITIES								
Due to banks	**21,066**	10,081	9,108	10,767				
Due to non-bank customers	**178,540**	176,309	178,448	173,729				
Financial liabilities at fair value through profit or loss [3]	**10,919**	10,340	9,217	10,121				
Negative fair values for financial derivatives	**17,443**	15,300	16,406	20,503				
Bills payable	**744**	761	501	717				
Current tax liabilities	**873**	816	807	830				
Deferred tax liabilities	**53**	52	54	59				
Other liabilities	**9,015**	9,816	6,489	7,756	**451**	5	5	4
Other debt securities in issue	**913**	579	413	745				
Subordinated term debts	**6,956**	7,662	7,702	9,047				
TOTAL LIABILITIES	**246,522**	231,716	229,145	234,274	**451**	5	5	4
NET ASSETS	**29,728**	30,320	29,499	28,674	**9,340**	9,773	9,786	10,407
EQUITY								
Share capital	**8,650**	8,440	8,435	8,424	**8,650**	8,440	8,435	8,424
Treasury shares	**(86)**	(86)	(114)	(120)				
Other reserves	**7,300**	7,124	6,879	6,392	**64**	53	71	47
Revenue reserves	**9,752**	10,705	10,173	9,769	**626**	1,280	1,280	1,936
SHAREHOLDERS' FUNDS	**25,616**	26,183	25,373	24,465	**9,340**	9,773	9,786	10,407
Minority interests	**4,112**	4,137	4,126	4,209				
TOTAL EQUITY	**29,728**	30,320	29,499	28,674	**9,340**	9,773	9,786	10,407
OFF BALANCE SHEET ITEMS								
Contingent liabilities	**16,389**	16,450	15,711	15,646				
Commitments	**89,993**	86,291	82,496	86,480				
Financial derivatives	**1,541,424**	1,458,464	1,396,855	1,505,163				
OTHER INFORMATION								
Net book value per ordinary share ($)								
(i) Basic	**10.88**	11.20	10.85	10.45	3.98	4.17	4.18	4.45
(ii) Diluted	**10.68**	10.99	10.65	10.27	3.92	4.10	4.11	4.37

Notes:
1/ Audited
2/ Includes customer loans, interbank assets, other government securities and treasury bills, corporate debt securities and equity securities
3/ Includes customer deposits, interbank liabilities, other debt securities in issue and other financial liabilities

Unaudited Consolidated Statement of Changes in Equity

GROUP

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserves	Total	Minority interests	Total equity
Balance at 1 January 2010	8,188	247	(114)	6,879	10,173	25,373	4,126	29,499
Exercise of share options	8					8		8
Reclassification of reserves upon exercise of share options	1			(1)		-		-
Shares distributable pursuant to Scrip Dividend Scheme	206					206		206
Cost of share-based payments				22		22		22
Draw-down of reserves upon vesting of performance shares			28	(28)		-		-
Final dividends payable for previous year					(320)	(320)		(320)
Interim dividends payable for current year					(333)	(333)		(333)
Dividends paid to minority interests							(117)	(117)
Total comprehensive income				428	232	660	103	763
Balance at 30 June 2010	8,403	247	(86)	7,300	9,752	25,616	4,112	29,728
Balance at 1 January 2009	4,149	66	(154)	6,322	9,436	19,819	4,184	24,003
Exercise of share options	1					1		1
Cost of share-based payments				13		13		13
Draw-down of reserves upon vesting of performance shares			55	(55)		-		-
Purchase of Treasury shares			(21)			(21)		(21)
Issue of shares	4,029	181				4,210		4,210
Share issues expenses	(2)					(2)		(2)
Final dividends paid for previous year					(319)	(319)		(319)
Interim dividends paid for current year					(333)	(333)		(333)
Dividends paid to minority interests							(120)	(120)
Total comprehensive income				112	985	1,097	145	1,242
Balance at 30 June 2009	8,177	247	(120)	6,392	9,769	24,465	4,209	28,674

Unaudited Statement of Changes in Equity

COMPANY

In $ millions	Ordinary shares	Convertible preference shares	Other reserves	Revenue reserves	Total equity
Balance at 1 January 2010	8,188	247	71	1,280	9,786
Exercise of share options	8				8
Reclassification of reserves upon exercise of share options	1		(1)		-
Shares distributable pursuant to Scrip Dividend Scheme	206				206
Cost of share-based payments			22		22
Draw-down of reserves upon vesting of performance shares			(28)		(28)
Final dividends payable for previous year				(320)	(320)
Interim dividends payable for current year				(333)	(333)
Total comprehensive income				(1)	(1)
Balance at 30 June 2010	8,403	247	64	626	9,340
Balance at 1 January 2009	4,149	66	89	2,590	6,894
Exercise of share options	1				1
Cost of share-based payments			13		13
Draw-down of reserves upon vesting of performance shares			(55)		(55)
Issue of shares	4,029	181			4,210
Share issues expenses	(2)				(2)
Final dividends paid for previous year				(319)	(319)
Interim dividends paid for current year				(333)	(333)
Total comprehensive income				(2)	(2)
Balance at 30 June 2009	8,177	247	47	1,936	10,407

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Consolidated Cash Flow Statement

In $ millions	1st Half 2010	1st Half 2009
Cash flows from operating activities		
Net profit for the year	**342**	1,096
Adjustments for non-cash items:		
Allowances for credit and other losses	**559**	903
Depreciation of properties and other fixed assets	**94**	83
Goodwill charges	**1,018**	-
Share of profits of associates	**(47)**	(33)
Net gain on disposal of properties and other fixed assets	**(17)**	-
Net gain on disposal of financial investments	**(148)**	(244)
Income tax expense	**237**	219
Profit before changes in operating assets & liabilities	**2,038**	2,024
Increase/(Decrease) in:		
Due to banks	**11,958**	1,746
Due to non-bank customers	**92**	10,370
Financial liabilities at fair value through profit or loss	**1,702**	(1,161)
Other liabilities including bills payable	**3,548**	(10,049)
Debt securities and borrowings	**242**	585
(Increase)/Decrease in:		
Change in restricted balances with central banks	**(354)**	(456)
Singapore Government securities and treasury bills	**596**	(862)
Due from banks	**2,959**	(12,686)
Financial assets at fair value through profit or loss	**(403)**	(2,303)
Loans and advances to customers	**(15,937)**	(2,339)
Financial investments	**(1,542)**	(3,631)
Other assets	**(4,254)**	10,850
Tax paid	**(156)**	(166)
Net cash generated from/(used in) operating activities (1)	**489**	(8,078)
Cash flows from investing activities		
Proceeds from disposal of associates	**16**	-
Acquisition of interest in associates	**(22)**	-
Dividends from associates	**21**	18
Purchase of properties and other fixed assets	**(51)**	(70)
Proceeds from disposal of properties and other fixed assets	**35**	14
Net cash used in investing activities (2)	**(1)**	(38)
Cash flows from financing activities		
Increase in share capital and share premium	**9**	4,209
Payment upon maturity of subordinated term debts	**(705)**	-
Purchase of treasury shares	**-**	(21)
Dividends paid to shareholders of the Company	**-**	(652)
Dividends paid to minority interests	**(117)**	(120)
Net cash (used in)/generated from financing activities (3)	**(813)**	3,416
Exchange translation adjustments (4)	**27**	20
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	**(298)**	(4,680)
Cash and cash equivalents at 1 January	**19,281**	12,678
Cash and cash equivalents at 30 June	**18,983**	7,998

Additional Information

ISSUANCE OF ORDINARY SHARES

(a) The movement in the number of issued and fully paid-up ordinary shares for the first half ended 30 June 2010 is as follows:

At 1 January 2010	2,282,452,288
Exercise of share options pursuant to the DBSH Share Option Plan	624,607
At 30 June 2010	2,283,076,895

Weighted average number of shares for first half 2010	
- ordinary shares	2,282,831,126
- fully diluted	2,400,260,433

The fully diluted shares took into account the effect of a full conversion of non-voting convertible preference shares (CPS) and non-voting redeemable CPS, the exercise of all outstanding share options granted to employees when such shares would be issued to a price lower than the average share price during the period and shares distributable pursuant to Scrip Dividend Scheme.

(b) New ordinary shares that would have been issued on conversion of preference shares and exercise of share option are as follows:

(Number)	30 Jun 2010	31 Mar 2010	31 Dec 2009	30 Jun 2009
Conversion of non-voting CPS	180,654	180,654	180,654	180,654
Conversion of non-voting redeemable CPS	99,713,061	99,713,061	99,713,061	99,713,061
Exercise of share options	13,168,764	13,523,238	14,898,637	16,280,129

(c) The movement in the number of treasury shares for the first half ended 30 June 2010 is as follows:

At 1 January 2010	7,784,454
Vesting of performance shares	(1,879,514)
At 30 June 2010	5,904,940

ADOPTION OF NEW OR REVISED FRS AND INT FRS

FRS 27: Consolidated and Separate Financial Statements

The standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Such transactions will have no impact on goodwill, nor will it give rise to a gain or loss. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss.

The changes introduced by FRS 27 must be applied prospectively and will affect future transactions with non-controlling interests.

FRS 103: Business Combinations

The revised FRS 103 becomes effective for financial years beginning on or after 1 January 2010. It introduces a number of changes in the accounting for business combinations. For example, there is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed.

The changes introduced by FRS 103 must be applied prospectively and will affect future business combinations.

There is no expected material impact on the Group's financial statements from the adoption of all the other new or revised FRS and INT FRS highlighted on page 2.

IMPAIRMENT REVIEW OF GOODWILL

The Group tests goodwill for impairment annually, or more frequently if there are indications that goodwill might be impaired. The recoverable amounts are determined based on a value-in-use calculation. These calculations use cashflow projections based on financial budgets and forecasts approved by senior management covering a five-year period, taking into account projected regulatory capital requirements. Cash flows beyond the five-year period are extrapolated using an estimated growth rate, which does not exceed the long-term average growth rate for the market in which the business operates.

For the quarter ended 30 June 2010, an impairment charge of $1,018 million was recorded in the income statement for the goodwill arising from the Group's acquisition of DBS Bank (Hong Kong) Limited. This resulted from a decline in the value-in-use of the cash generating unit as cash flow projections were reduced. Other key assumptions used, including the growth rate of 4.5% and a discount rate of 9.5%, were unchanged from the previous impairment test.

The decline in cash flow projection for the cash generating unit was driven by the increased likelihood of interest margin compression as a result of heightened deposit competition.

CONFIRMATION BY THE BOARD

We, Peter Seah Lim Huat and Piyush Gupta, being two directors of DBS Group Holdings Ltd (the Company), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the First Half ended 30 June 2010 Unaudited Financial Results of the Company to be false or misleading in any material aspect.

On behalf of the board of directors





Peter Seah Lim Huat
Chairman

Piyush Gupta
Chief Executive Officer

29 July 2010
Singapore